

Mail Stop 3561

October 16, 2009

ArvinMeritor, Inc.
J.A. Craig-Chief Financial Officer
2135 West Maple Road
Troy, Michigan 48084

> **Re: ArvinMertior, Inc.**
> **Form 10-K for the year ended September 30, 2008**
> **Filed November 21, 2008**
> **File Number: 001-15983**

Dear Mr. Craig:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief